787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

January 30, 2018

VIA EDGAR

Samantha Brutlag

Kathy Churko

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	BlackRock Variable Series Funds, Inc. Registration Statement on Form N-14

(Securities Act File No. 333-221936)

Dear Mses. Brutlag and Churko:

On behalf of BlackRock Variable Series Funds, Inc. (the “BlackRock Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on January 8, 2018 regarding the BlackRock Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) relating to (i) the proposed acquisition by the BlackRock S&P 500 Index V.I. Fund, a series of the BlackRock Registrant, of substantially all of the assets and certain stated liabilities of the HIMCO VIT Index Fund, a series of the HIMCO Variable Insurance Trust (the “HIMCO Registrant”), in exchange for Class I and Class III shares of the BlackRock S&P 500 Index V.I. Fund, and (ii) the proposed acquisition by the BlackRock Managed Volatility V.I. Fund (together with the BlackRock S&P 500 Index V.I. Fund, the “Acquiring Funds”), a series of the BlackRock Registrant, of substantially all of the assets and certain stated liabilities of the HIMCO VIT Portfolio Diversifier Fund (together with the HIMCO VIT Index Fund, the “Target Funds”), a series of the HIMCO Registrant, in exchange for Class III shares of the BlackRock Managed Volatility V.I. Fund.

The Staff’s comments are summarized below in italicized text. We have discussed the Staff’s comments with representatives of the BlackRock Registrant. The BlackRock Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the BlackRock Registrant. A Pre-Effective Amendment to the Registration Statement, which reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement, will be filed at a later date. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    FRANKFURT     BRUSSELS    MILAN    ROME

in alliance with Dickson Minto W.S., London and Edinburgh

January 30, 2018

Disclosure Staff Comments

Comment No. 1:	Each time that the Registration Statement discloses that the net portfolio expense ratio of each Acquiring Fund is expected to be lower than that of the corresponding Target Fund immediately following the applicable Reorganization, please also disclose that the gross portfolio expense ratio of the BlackRock Managed Volatility V.I. Fund is expected to be higher than that of the HIMCO VIT Portfolio Diversifier Fund immediately following the Reorganization of the HIMCO VIT Portfolio Diversifier Fund into the BlackRock Managed Volatility V.I. Fund.

Response:	The requested change has been made.

Comment No. 2:	Please provide the expiration date of the Acquiring Funds’ expense limitation agreement each time that the Registration Statement discloses that the net portfolio expense ratio of each Acquiring Fund is expected to be lower than that of the corresponding Target Fund immediately following the applicable Reorganization.

Response:	The requested change has been made.

Comment No. 3:	Please submit drafts of the form of tax opinions and the legality of shares opinion in advance of filing the Pre-Effective Amendment to the Registration Statement.

Response:	The requested drafts of the form of tax opinions and the legality of shares opinion are attached hereto as Appendix A and Appendix B, respectively.

Accounting Staff Comments

Comment No. 4:	Please file the consents of the independent registered public accounting firms for the Target Funds and the Acquiring Funds with the Pre-Effective Amendment to the Registration Statement.

Response:	The consents of the independent registered public accounting firms will be filed as exhibits to the Pre-Effective Amendment to the Registration Statement.

Comment No. 5:	Questions and Answers—Question 6. The response to Question 6 indicates that the portfolio managers of the HIMCO VIT Portfolio Diversifier Fund may sell a significant portion of the HIMCO VIT Portfolio Diversifier Fund’s portfolio securities in preparation of the Reorganization of the HIMCO VIT Portfolio

January 30, 2018

Diversifier Fund into the BlackRock Managed Volatility V.I. Fund and that the portfolio managers of the BlackRock Managed Volatility V.I. Fund may dispose of a significant portion of the securities of the HIMCO VIT Portfolio Diversifier Fund acquired in the Reorganization. Please disclose (i) an estimated percentage of the HIMCO VIT Portfolio Diversifier Fund’s portfolio securities that are expected to be sold prior to and/or following the Reorganization and (ii) the estimated costs of the sale of these portfolio securities prior to and/or following the Reorganization.

Response:	The requested disclosure has been added.

Comment No. 6:	Combined Prospectus/Proxy Statement—Summary—Fees and Expenses. The last paragraph on page 15 states that the fee table information assumes that the relevant Reorganization had taken place on June 30, 2017. Please revise the reference to “June 30, 2017” to refer to “July 1, 2016” or delete the clause “assuming the relevant Reorganization had taken place on June 30, 2017.”

Response:	If the fee table information were to assume that the relevant Reorganization had taken place on July 1, 2016, the percentages in the fee tables would be based on fees and expenses incurred during the 12-month period ended July 1, 2016. The BlackRock Registrant submits that the fees and expenses incurred during the 12-month period ended June 30, 2017 are the appropriate fees and expenses to be presented. The BlackRock Registrant has revised the above-referenced paragraph to clarify that the tables reflect the fees and expenses incurred by each share class of each Target Fund and Acquiring Fund (other than Class III shares of each Acquiring Fund) during the 12-month period ended June 30, 2017 (unaudited), and the pro forma expenses for the 12-month period ended June 30, 2017, for each Combined Fund following the applicable Reorganization.

Comment No. 7:	Combined Prospectus/Proxy Statement—Summary—Fees and Expenses. In the pro forma columns of each fee table, please include the name of the Acquiring Fund.

Response:	The requested change has been made.

Comment No. 8:	Combined Prospectus/Proxy Statement—Summary—Fees and Expenses—Fee Table of the HIMCO VIT Portfolio Diversifier Fund, the BlackRock Managed Volatility V.I. Fund and the Pro Forma Combined Fund. Please explain why investing in exchange-traded funds (“ETFs”) is listed as a principal strategy and risk factor of the Combined Fund but the fee table for the Pro Forma Combined Fund on page 19 indicates that the Combined Fund will not bear any acquired fund fees and expenses (“AFFE”).

January 30, 2018

Response:	The BlackRock Registrant notes that the disclosure regarding the BlackRock Managed Volatility V.I. Fund’s principal investment strategies in the “Summary—Investment Objectives and Principal Investment Strategies” subsection of the Combined Prospectus/Proxy Statement provides that “[i]f the Reorganization of the HIMCO VIT Portfolio Diversifier Fund into the BlackRock Managed Volatility V.I. Fund is completed, the Combined Fund may invest more significantly in individual equity and fixed-income securities rather than ETFs to gain exposure to such securities.” The BlackRock Registrant has added the same sentence in the beginning of the “Comparison of the Funds—Principal Investment Risks—Comparison of the HIMCO VIT Portfolio Diversifier Fund (Target Fund) and the BlackRock Managed Volatility V.I Fund (Acquiring Fund)—Combined Fund (BlackRock Managed Volatility V.I. Fund)” subsection of the Combined Prospectus/Proxy Statement in order to align the Combined Fund’s principal risk factor disclosure with the AFFE line item in the Pro Forma Combined Fund’s fee table.

Per the instructions to Form N-1A, the BlackRock Registrant has not included AFFE as a line item to the fee table for the Combined Fund because the fees and expenses incurred indirectly by the Combined Fund as a result of its investments in ETFs are not expected to exceed 0.01% of the average net assets of the Combined Fund after the Reorganization.

Comment No. 9:	Combined Prospectus/Proxy Statement—Information About the Reorganization—Material U.S. Federal Income Tax Consequences of the Reorganizations. The fourth full paragraph on page 66 states that a “portion of the assets held by a Target Fund may be sold in connection with a Reorganization...” Please disclose (i) the estimated percentage of a Target Fund’s portfolio securities that are expected to be sold prior to and/or following the applicable Reorganization and (ii) the estimated costs of the sale of these portfolio securities prior to and/or following the Reorganization.

Response:	The BlackRock Registrant submits that the above-referenced disclosure relates to the potential sale of a Target Fund’s portfolio securities if needed for purposes of the Target Fund’s distribution of all of the Fund’s investment company taxable income, net tax-exempt income and net realized capital gains, if any, through the closing date of the applicable Reorganization. This disclosure is not intended to reflect an expectation of the sale of a Target Fund’s portfolio securities in connection with realigning the Target Fund’s portfolio with that of the corresponding Acquiring Fund. As such, the BlackRock Registrant respectfully declines to add the requested disclosure to this section of the Registration Statement, and instead have added the requested disclosure elsewhere in the Registration Statement, including in response to Comment Nos. 5 and 11.

January 30, 2018

Comment No. 10:	Combined Prospectus/Proxy Statement—Information About the Reorganization—Material U.S. Federal Income Tax Consequences of the Reorganizations. Please provide the non-expiring capital losses of the HIMCO VIT Index Fund as of June 30, 2017 or, if none, disclose that the HIMCO VIT Index Fund did not have non-expiring capital losses as of June 30, 2017.

Response:	The disclosure has been revised to state that the HIMCO VIT Index Fund did not have non-expiring capital losses as of June 30, 2017.

Comment No. 11:	Statement of Additional Information—Pro Forma Financial Statements (Unaudited). In light of the disclosure on page S-7 regarding the potential sale of a significant portion of the portfolio securities of the HIMCO VIT Portfolio Diversifier Fund prior to and/or following the Reorganization of the HIMCO VIT Portfolio Diversifier Fund into the BlackRock Managed Volatility V.I. Fund, please disclose (i) an estimated percentage of the HIMCO VIT Portfolio Diversifier Fund’s portfolio securities that are expected to be sold prior to and/or following the Reorganization and (ii) the estimated costs of the sale of these portfolio securities prior to and/or following the Reorganization. In addition, if less than 80% of the HIMCO VIT Portfolio Diversifier Fund’s portfolio securities are expected to be sold, narratively describe the portfolio securities expected to be sold. If 80% or more of the HIMCO VIT Portfolio Diversifier Fund’s portfolio securities are expected to be sold, revise the disclosure to state that “substantially all” of the HIMCO VIT Portfolio Diversifier Fund’s portfolio securities may be sold and narratively describe the portfolio securities expected to be retained.

Response:	The requested disclosure has been added. The BlackRock Registrant notes that less than 80% of the HIMCO VIT Portfolio Diversifier Fund’s portfolio securities are expected to be sold.

Comment No. 12:	Statement of Additional Information—Pro Forma Financial Statements (Unaudited). Please disclose the capital loss carryforwards of each Target Fund as of its most recent fiscal year-end.

Response:	The BlackRock Registrant has added disclosure regarding the capital loss carryforwards of each Target Fund as of June 30, 2017 to the referenced section. The BlackRock Registrant notes that the Target Funds’ capital loss carryforward information as of December 31, 2017, the end of each Target Fund’s most recent fiscal year, will not be available prior to filing the Pre-Effective Amendment.

Comment No. 13:	Statement of Additional Information—Pro Forma Financial Statements (Unaudited). On page S-7, please provide an estimate of the costs of each Acquiring Fund’s portion of the expenses incurred in connection with its respective Reorganization to be borne by BlackRock Advisors or its affiliates.

January 30, 2018

Response:	The requested change has been made.

*    *    *    *    *    *     *    *    *    *

Please do not hesitate to contact me at (212) 728-8955 if you have comments or if you require additional information regarding the Reorganizations.

Respectfully submitted,

/s/ Bissie K. Bonner
Bissie K. Bonner

cc:	Ben Archibald, Esq., BlackRock Advisors, LLC

Gladys Chang, Esq., BlackRock, Inc.

Elliot J. Gluck, Esq., Willkie Farr & Gallagher, LLP

January 30, 2018

Appendix A

Draft Form of Tax Opinions

[see next page]

1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

April     , 2018            DRAFT

Board of Directors

BlackRock S&P 500 Index V.I. Fund

BlackRock Variable Series Funds, Inc.

100 Bellevue Parkway

Wilmington, Delaware 19809

Board of Trustees

HIMCO VIT Index Fund

HIMCO Variable Insurance Trust

One Hartford Plaza

Hartford, Connecticut 06155

Dear Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to HIMCO VIT Index Fund (the “Acquired Fund”), a separate series of HIMCO Variable Insurance Trust, a Delaware statutory trust (the “Acquired Fund Trust”), and to BlackRock S&P 500 Index V.I. Fund (the “Acquiring Fund”), a separate series of BlackRock Variable Series Funds, Inc., a Maryland corporation (the “Acquiring Fund Company”), and to the holders of shares of beneficial interest in Acquired Fund (the “Acquired Fund Shareholders”), in connection with the transfer of substantially all of the assets, as defined in paragraph 1.2 of the Agreement and Plan of Reorganization (the “Plan”) dated as of             , 201    , executed by Acquired Fund Trust on behalf of Acquired Fund and by Acquiring Fund Company on behalf of Acquiring Fund, of the Acquired Fund (the “Assets”) to Acquiring Fund in exchange solely for voting shares of common stock of Acquiring Fund (the “Acquiring Fund Shares”) and the assumption of Acquired Fund’s stated liabilities as defined in paragraph 1.3 of the Plan (the “Stated

Liabilities”) by Acquiring Fund, followed by the distribution of the Acquiring Fund Shares received by Acquired Fund in complete liquidation and termination of Acquired Fund (the “Reorganization”), all pursuant to the Plan.

For purposes of this opinion, we have examined and relied upon (1) the Plan, (2) the facts and representations contained in the letter dated on or about the date hereof addressed to us from Acquiring Fund Company on behalf of Acquiring Fund, (3) the facts and representations contained in the letter dated on or about the date hereof addressed to us from Acquired Fund Trust on behalf of Acquired Fund, and (4) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.

This opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof. This opinion is conditioned upon the Reorganization taking place in the manner described in the Plan.

Based upon the foregoing, it is our opinion that for federal income tax purposes, with respect to Acquired Fund and Acquiring Fund:

1.	The Reorganization will constitute a tax-free reorganization within the meaning of Section 368(a) of the Code and the Acquiring Fund and the Acquired Fund will each be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

2.	Under Section 1032 of the Code, no gain or loss will be recognized by the Acquiring Fund upon the receipt of the Assets of the Acquired Fund solely in exchange for the assumption of the Stated Liabilities of the Acquired Fund and issuance of Acquiring Fund Shares;

3.

Under Sections 361 and 357(a) of the Code, no gain or loss will be recognized by the Acquired Fund upon the transfer of the Assets of the Acquired Fund to the Acquiring Fund solely in exchange for the assumption by the Acquiring Fund of the Acquired Fund’s Stated

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Liabilities and the Acquiring Fund Shares or upon the distribution (whether actual or constructive) of Acquiring Fund Shares to Acquired Fund Shareholders in exchange for their Acquired Fund shares, except for any gain or loss that may be required to be recognized solely as a result of the close of the Acquired Fund’s taxable year due to the Reorganization or as a result of the transfer of any stock in a passive foreign investment company as defined in Section 1297(a) of the Code;

4.	Under Section 354 of the Code, no gain or loss will be recognized by any Acquired Fund Shareholder upon the exchange of its Acquired Fund shares solely for Acquiring Fund Shares;

5.	Under Section 358 of the Code, the aggregate tax basis of the Acquiring Fund Shares received by each Acquired Fund Shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Acquired Fund shares held by such Acquired Fund Shareholder immediately prior to the Reorganization.

6.	Under Section 1223(1) of the Code, the holding period of Acquiring Fund Shares received by each Acquired Fund Shareholder will include the period during which the Acquired Fund shares exchanged therefor were held by such shareholder, provided the Acquired Fund shares are held as capital assets at the time of the Reorganization;

7.	Under Section 362(b) of the Code, the tax basis of the assets of the Acquired Fund acquired by the Acquiring Fund will be the same as the tax basis of such Assets to the Acquired Fund immediately prior to the Reorganization, except for any assets which may be marked to market for U.S. federal income tax purposes on the termination of the Acquired Fund’s taxable year or on which gain was recognized upon the transfer to the Acquiring Fund.

8.	Under Section 1223(2) of the Code, the holding period of the Assets of the Acquired Fund in the hands of the Acquired Fund will include the period during which those Assets were held by the Acquired Fund Trust on behalf of the Acquired Fund (except to the extent that the investment activities of the Acquiring Fund reduce or eliminate such holding period and except for any assets on which gain is recognized on the transfer to the Acquiring Fund); and

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9.	The Acquiring Fund will succeed to and take into account the items of the Acquired Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Treasury Regulations thereunder.

We express no opinion as to the federal income tax consequences of the Reorganization except as expressly set forth above, or as to any transaction except those consummated in accordance with the Plan. Without limiting the foregoing, we express no opinion as to the federal income tax consequences of the Reorganization to Acquired Fund with respect to contracts described in Section 1256(b) of the Code or stock in a passive foreign investment company, as defined in Section 1297(a) of the Code.

Very truly yours,

Dechert LLP

1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

April     , 2018            DRAFT

Board of Directors

BlackRock Managed Volatility V.I. Fund

BlackRock Variable Series Funds, Inc.

100 Bellevue Parkway

Wilmington, Delaware 19809

Board of Trustees

HIMCO VIT Portfolio Diversifier Fund

HIMCO Variable Insurance Trust

One Hartford Plaza

Hartford, Connecticut 06155

Dear Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to HIMCO VIT Portfolio Diversifier Fund (the “Acquired Fund”), a separate series of HIMCO Variable Insurance Trust, a Delaware statutory trust (the “Acquired Fund Trust”), and to BlackRock Managed Volatility V.I. Fund (the “Acquiring Fund”), a separate series of BlackRock Variable Series Funds, Inc., a Maryland corporation (the “Acquiring Fund Company”), and to the holders of shares of beneficial interest in Acquired Fund (the “Acquired Fund Shareholders”), in connection with the transfer of substantially all of the assets, as defined in paragraph 1.2 of the Agreement and Plan of Reorganization (the “Plan”) dated as of             , 201    , executed by Acquired Fund Trust on behalf of Acquired Fund and by Acquiring Fund Company on behalf of Acquiring Fund, of the Acquired Fund (the “Assets”) to Acquiring Fund in exchange solely for voting shares of common stock of Acquiring Fund (the “Acquiring Fund Shares”) and the assumption of Acquired Fund’s stated liabilities as defined in paragraph 1.3 of the Plan (the “Stated Liabilities”) by Acquiring Fund, followed by the distribution of the Acquiring Fund Shares received by Acquired Fund in complete liquidation and termination of Acquired Fund (the “Reorganization”), all pursuant to the Plan.

For purposes of this opinion, we have examined and relied upon (1) the Plan, (2) the facts and representations contained in the letter dated on or about the date hereof addressed to us from Acquiring Fund Company on behalf of Acquiring Fund, (3) the facts and representations contained in the letter dated on or about the date hereof addressed to us from Acquired Fund Trust on behalf of Acquired Fund, and (4) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.

This opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof. This opinion is conditioned upon the Reorganization taking place in the manner described in the Plan.

Based upon the foregoing, it is our opinion that for federal income tax purposes, with respect to Acquired Fund and Acquiring Fund:

1.	The Reorganization will constitute a tax-free reorganization within the meaning of Section 368(a) of the Code and the Acquiring Fund and the Acquired Fund will each be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

2.	Under Section 1032 of the Code, no gain or loss will be recognized by the Acquiring Fund upon the receipt of the Assets of the Acquired Fund solely in exchange for the assumption of the Stated Liabilities of the Acquired Fund and issuance of Acquiring Fund Shares;

3.	Under Sections 361 and 357(a) of the Code, no gain or loss will be recognized by the Acquired Fund upon the transfer of the Assets of the Acquired Fund to the Acquiring Fund solely in exchange for the

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assumption by the Acquiring Fund of the Acquired Fund’s Stated Liabilities and the Acquiring Fund Shares or upon the distribution (whether actual or constructive) of Acquiring Fund Shares to Acquired Fund Shareholders in exchange for their Acquired Fund shares, except for any gain or loss that may be required to be recognized solely as a result of the close of the Acquired Fund’s taxable year due to the Reorganization or as a result of the transfer of any stock in a passive foreign investment company as defined in Section 1297(a) of the Code;

4.	Under Section 354 of the Code, no gain or loss will be recognized by any Acquired Fund Shareholder upon the exchange of its Acquired Fund shares solely for Acquiring Fund Shares;

5.	Under Section 358 of the Code, the aggregate tax basis of the Acquiring Fund Shares received by each Acquired Fund Shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Acquired Fund shares held by such Acquired Fund Shareholder immediately prior to the Reorganization.

6.	Under Section 1223(1) of the Code, the holding period of Acquiring Fund Shares received by each Acquired Fund Shareholder will include the period during which the Acquired Fund shares exchanged therefor were held by such shareholder, provided the Acquired Fund shares are held as capital assets at the time of the Reorganization;

7.	Under Section 362(b) of the Code, the tax basis of the assets of the Acquired Fund acquired by the Acquiring Fund will be the same as the tax basis of such Assets to the Acquired Fund immediately prior to the Reorganization, except for any assets which may be marked to market for U.S. federal income tax purposes on the termination of the Acquired Fund’s taxable year or on which gain was recognized upon the transfer to the Acquiring Fund.

8.

Under Section 1223(2) of the Code, the holding period of the Assets of the Acquired Fund in the hands of the Acquired Fund will include the period during which those Assets were held by the Acquired Fund Trust on behalf of the Acquired Fund (except to the extent that the investment

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activities of the Acquiring Fund reduce or eliminate such holding period and except for any assets on which gain is recognized on the transfer to the Acquiring Fund); and

9.	The Acquiring Fund will succeed to and take into account the items of the Acquired Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Treasury Regulations thereunder.

We express no opinion as to the federal income tax consequences of the Reorganization except as expressly set forth above, or as to any transaction except those consummated in accordance with the Plan. Without limiting the foregoing, we express no opinion as to the federal income tax consequences of the Reorganization to Acquired Fund with respect to contracts described in Section 1256(b) of the Code or stock in a passive foreign investment company, as defined in Section 1297(a) of the Code.

Very truly yours,

Dechert LLP

January 30, 2018

Appendix B

Draft Legality of Shares Opinion

[see next page]

February     , 2018 DRAFT

BlackRock Variable Series Funds, Inc.

100 Bellevue Parkway

Wilmington, Delaware 19809

Ladies and Gentlemen:

We have acted as special Maryland counsel to BlackRock Variable Series Funds, Inc., a Maryland corporation (the “Corporation”), in connection with that Registration Statement on Form N-14 (File No. 333-221936, together with all amendments filed through the date hereof but excluding the exhibits thereto, the “Registration Statement”) filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), which relates to the registration of shares (the “Shares”) of common stock, par value $0.10 per share, of the Company to be issued pursuant to (a) an Agreement and Plan of Reorganization among the Corporation, individually and with respect to BlackRock S&P 500 Index V.I. Fund, a series of the Corporation (the “S&P 500 Acquiring Fund”), HIMCO Variable Insurance Trust, a Delaware statutory trust (the “Selling Trust”), individually and with respect to HIMCO VIT Index Fund, a series of the Selling Trust (the “Index Target Fund”), Hartford Investment Management Company (“Hartford Investment Management”), investment manager to the Index Target Fund, and BlackRock Advisors, LLC (“BlackRock Advisors”), investment manager to the S&P 500 Acquiring Fund, and (b) an Agreement and Plan of Reorganization between the Corporation, individually and with respect to BlackRock Managed Volatility V.I. Fund, a series of the Corporation (the “Volatility Acquiring Fund”, together with the S&P Acquiring Fund, the “Acquiring Funds”), the Selling Trust, individually and with respect to HIMCO VIT Portfolio Diversifier Fund, a series of the Selling Trust (the “Portfolio Diversifier Target Fund”, together with the Index Target Fund, the “Target Funds”), Hartford Investor Management, investment manager to the Portfolio Diversifier Target Fund, and BlackRock Advisors, investment manager to the Volatility Acquiring Fund (together, substantially in the form attached as an exhibit to the Registration Statement and assuming that the respective parties listed above enter into such agreements, the “Agreements”). The Agreements provide for (i) the transfer and delivery of substantially all of the assets of the Target Funds to the Acquiring Funds in exchange for the assumption by the Acquiring Funds of certain stated liabilities of the Target Funds and newly issued shares of the Acquiring Funds; (ii) the distribution of such shares of the Acquiring Funds to shareholders of the Target Funds; and (iii) the termination, dissolution and complete liquidation of the Target Funds as series of the Selling Trust.

We have examined the Registration Statement, the Agreements and such corporate records, certificates and documents as we deemed necessary for the purpose of this opinion. We have relied as to certain factual matters on information obtained from public officials and officers of the Corporation. Based on that examination, we advise you that in our opinion the Shares, when issued under the circumstances contemplated in the Registration Statement and the Agreements, will be legally issued, fully paid and non-assessable.

BlackRock Variable Series Funds, Inc.

February     , 2018

With respect to our opinion as to the valid issuance of the Shares, we are assuming that at the time the Shares are issued in accordance with the Registration Statement and the Agreements there will be a sufficient number of authorized but unissued shares of common stock of the Corporation for such issuance.

We express no opinion with respect to the laws of, or the effect or applicability of the laws of, any jurisdiction other than, and our opinion expressed herein is limited to, the laws of the State of Maryland. The opinion expressed herein is limited to the matters expressly set forth in this letter and no other opinion should be inferred beyond the matters expressly stated.

We hereby consent to the use of our name under the heading “Legal Matters” in the Joint Proxy Statement/Prospectus forming a part of the Registration Statement and to the filing of this opinion as an exhibit to the Registration Statement. In giving our consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

Miles & Stockbridge P.C.

By:
Principal